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SECURIT 13010222 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & W Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. 103rd Street, Suite 505
(No. and Street)

Indianapolis (City) IN (State) 46071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Ringold 317-581-1580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway (Address) Indianapolis (City) IN (State) 46240 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 11 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenda L. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G & W Equity Sales, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2012 and 2011

SOMERSET
CPAs

Passionate
about your
success.

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2012 and 2011

G & W EQUITY SALES, INC.

TABLE OF CONTENTS

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

Report on the Financial Statements

We have audited the accompanying statement of net assets in liquidation of G & W EQUITY SALES, INC., as of December 31, 2012, the balance sheet as of December 31, 2011, the statement of changes in net assets in liquidation for the period from December 28, 2012 to December 31, 2012, and the related statements of operations and retained earnings and cash flows for the period from January 1, 2012 to December 27, 2012 and for the year ended December 31, 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G & W EQUITY SALES, INC., as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note A to the financial statements, the liquidation of the Company is imminent and the Company has changed its basis of accounting to the liquation basis effective December 28, 2012.

Somerset CPAs PC

January 22, 2013

G & W EQUITY SALES, INC.
Statement of Net Assets in Liquidation as of December 31, 2012
Balance Sheet as of December 31, 2011

	2012	2011
Assets		
Current Assets		
Cash and cash equivalents	$ 545,425	$ 437,730
Commissions receivable	0	184,875
Prepaid expenses	0	62,414
Current portion of related party advance	0	31,020
Total Current Assets	545,425	716,039
Other Assets		
Related party advance	0	62,046
Total Assets	$ 545,425	$ 778,085
Liabilities and Shareholder's Equity		
Current Liabilities		
Current maturities of long-term obligation	$ 0	$ 66,667
Accounts and commissions payable	3,278	81,478
Total Current Liabilities	3,278	148,145
Long-term Liabilities		
Long-term obligation	0	127,777
Total Liabilities	3,278	275,922
Shareholder's Equity		
Common stock	0	8,000
Paid-in capital	0	17,000
Retained earnings	0	477,163
Total Shareholder's Equity	0	502,163
Total Liabilities and Shareholder's Equity	$ 3,278	$ 778,085
Net Assets in Liquidation	$ 542,147	$ 0

See accompanying notes.

G & W EQUITY SALES, INC.
Statement of Changes in Net Assets in Liquidation
For the Period from December 28, 2012 to December 31, 2012

Total Shareholder's Equity at December 27, 2012	$ 751,559
Liquidation Basis Adjustments:	
Adjust commissions receivable to net realizable value	(183,194)
Adjust prepaid expenses to net realizable value	(101,218)
Adjust accounts and commissions payable to estimated settlement amounts	75,000
Total Liquidation Basis Adjustments	(209,412)
Net Assets in Liquidation at December 28, 2012	542,147
Net Costs Incurred from December 28, 2012 to December 31, 2012	0
Net Assets in Liquidation at December 31, 2012	$ 542,147

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Operations and Retained Earnings
For the Period from January 1, 2012 to December 27, 2012
and for the Year Ended December 31, 2011

	2012	2011
Revenues	$ 2,863,109	$ 2,775,294
Operating Expenses		
Sales commissions	1,267,811	1,254,120
Service fees	1,200,000	1,200,000
Licenses and fees	51,378	44,836
Insurance	19,409	20,580
Professional services	13,050	12,600
Computer expense	6,072	5,778
Dues and publications	1,868	571
Education and training	1,625	1,820
Total Operating Expenses	2,561,213	2,540,305
Net Income	301,896	234,989
Retained Earnings, Beginning of Period	477,163	442,174
Dividends	(52,500)	(200,000)
Retained Earnings, End of Period	$ 726,559	$ 477,163

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Cash Flows
For the Period from January 1, 2012 to December 27, 2012
and for the Year Ended December 31, 2011

	2012	2011
Cash Flows from Operating Activities		
Net income	$ 301,896	$ 234,989
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable	1,681	116,038
(Increase) decrease in prepaid expenses	(38,804)	2,647
Decrease in accounts and commissions payable	(3,200)	(40,336)
Net cash provided by operating activities	261,573	313,338
Cash Flows from Investing Activities		
Related party advance	0	(123,066)
Payments received on related party advance	93,066	30,000
Net cash provided by (used in) investing activities	93,066	(93,066)
Cash Flows from Financing Activities		
Proceeds from long-term obligations	0	200,000
Principal payments on long-term obligations	(194,444)	(5,556)
Dividends paid	(52,500)	(200,000)
Net cash used in financing activities	(246,944)	(5,556)
Net Increase in Cash and Cash Equivalents	107,695	214,716
Cash and Cash Equivalents, Beginning of Period	437,730	223,014
Cash and Cash Equivalents, End of Period	$ 545,425	$ 437,730

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

G & W Equity Sales, Inc. (the Company), a wholly owned subsidiary, is a limited broker-dealer and sells variable annuities, variable life insurance, mutual funds and direct participation programs on behalf of various vendors. Effective July 1, 2006, the Company established three (3) branch offices. The Main Office/Office of Supervisory Jurisdiction (OSJ) is located in Indianapolis, Indiana, and is also a branch office. Additionally, the Company established two branch offices located in Dublin, Ohio and St. Paul, Minnesota. The Company markets its products primarily in the states located in the middle two-thirds of the United States.

The Company became registered with the Securities and Exchange Commission, effective November 22, 1993. The Company became registered with the Financial Industry Regulatory Authority, Inc. (formally known as the National Association of Securities Dealers, Inc.), on March 2, 1994.

The Company was registered with the Securities and Exchange Commission as a registered investment advisor, but withdrew the registration as required by law in 1997. The Company became a non-federally covered advisor at the time.

The Company became registered with the Municipal Securities Rulemaking Board on March 15, 2002, to enable the Company to be a municipal fund securities broker (529 College Savings Plans only).

Liquidation Basis of Accounting

As a result of the shareholder's and board of directors' approval on December 27, 2012, the Company and its parent executed an agreement on December 28, 2012, effective December 31, 2012, to sell substantially all of the assets, property and business, subject to certain liabilities. Accordingly, the Company adopted the liquidation basis of accounting as of December 28, 2012, since the liquidation and dissolution of the Company were imminent. Under this basis of accounting, assets are stated at their net realizable value, liabilities are stated at their estimated settlement amounts, and estimated costs through the liquidation date are provided to the extent reasonably determinable.

Revenue Recognition

The Company recognizes revenue on its variable annuity, variable life insurance, mutual funds and direct participation program products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements were presented on the accrual basis method of accounting through December 27, 2012. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Income Taxes

The Company is a qualified sub-chapter S corporation of another entity and will file a consolidated return with the parent company. The shareholders of the parent company will be taxed on the consolidated taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its Statements of Operations and Retained Earnings.

The parent company's federal and various state income tax returns for 2009 through 2012 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Long-term Obligation:

During 2011, management determined that the Company had been overpaid for commissions by an insurance company in the amount of $200,000. The interest free, unsecured balance to the insurance company was to be repaid in equal monthly installments of $5,556 beginning December 2011. The balance was fully repaid in December 2012.

Note C - Common Stock:

The Company has voting stock with equal voting rights, as well as non-voting stock. All of the stock is no par value.

The following summarizes the Company's shares of common stock at December 31, 2012 and 2011:

	Voting	Non-Voting
Authorized	2,000	1,000
Issued	400	0
Outstanding	400	0

Note D - Related Party Transactions:

The Company has a service agreement with a corporation that is related by common ownership. Under terms of the agreement, the related corporation has agreed to make available certain facilities and provide for performance of certain administrative and clerical services. Service fees amounted to $1,200,000 for the years ended December 31, 2012 and 2011, respectively.

The Company pays commissions to registered representatives, some of whom are also shareholders of the parent company. The Company incurred approximately $1,267,000 and $1,395,000 of related party commissions for the years ended December 31, 2012 and 2011, respectively. Accounts payable includes approximately $0 and $74,000 of related party commissions at December 31, 2012 and 2011, respectively.

As a result of being overpaid commissions by an insurance company, as discussed in Note B, the Company overpaid commissions to a registered representative, who is also a shareholder of the parent company, in the amount of $123,066. The registered representative made a lump sum payment of $30,000 to the Company in November 2011, and was to repay the remaining balance is equal monthly installments of $2,585, beginning in January 2012. The balance was fully repaid in December 2012.

Note E - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with primarily one financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2012, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note F- Major Carrier:

Three insurance companies comprised approximately eighty-two percent (82%) of the total revenues, which were derived from the sale of products with these insurance companies, for the year ended December 31, 2012. Three insurance companies comprised approximately seventy-six percent (76%) of the total accounts receivable at December 31, 2011, and revenues which were derived from the sale of products with these insurance companies was approximately eighty-two percent (82%) for the year then ended.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the years ended December 31, 2012 and 2011, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2012, the Company's net capital was $542,147, which was $537,147 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2012.

Note H - Subsequent Events:

The Company declared a dividend to shareholders of record as of January 2, 2013. The shareholder of record received a dividend of $500,000 on January 11, 2013.

The Company has evaluated subsequent events through January 22, 2013, the date on which the financial statements were available to be issued.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
Under the Securities and Exchange Act of 1934

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

We have audited the financial statements of G & W EQUITY SALES, INC. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated January 22, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Somerset CPAs PC

January 22, 2013

G & W EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital

Net Assets in Liquidation	$	542,147
Other Deductions		0
Net Capital	$	542,147

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Other accounts payable	$	3,278
Total Aggregate Indebtedness	$	3,278

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	537,147
Excess Net Capital at 1000%	$	541,819
Ratio: Aggregate Indebtedness to Net Capital		0.00605 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	542,147
Net Capital per Above	$	542,147

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming and Exemption from SEC Rule 15c3-3

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of G & W EQUITY SALES, INC., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

January 22, 2013

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com